The following policy with respect to illiquid securities for Cash Reserves and U.S. Government Reserves took effect on May 28, 2010.

The fund does not currently intend to purchase any security if, as a result, more than 5% of its total assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value ascribed to it by the fund.

For purposes of each fund's illiquid securities limitation discussed above, if through a change in values, net assets, or other circumstances, the fund were in a positionwhere more than 5% of its total assets were invested in illiquid securities, it would consider appropriate steps to protect liquidity.